SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of June, 2007
Commission File No. 1-9987

B+H OCEAN CARRIERS LTD.

(Translation of registrant’s name into English)

3rd Floor, Par La Ville Place
14 Par-La-Ville Road
Hamilton HM JX Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Set forth herein as Exhibit 99.1 is the Notice and Proxy Statement mailed to shareholders on or about June 11, 2007.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B+H Ocean Carriers, Ltd.
Date June 14, 2007	By:	/s/ Michael S. Hudner
Chief Executive Officer